Exhibit 99.1

FALCO Completes acquisition of golden queen mining consolidated

NOT FOR DISTRIBUTION TO UNITED STATES NEWSWIRE SERVICES OR FOR DISSEMINATION IN THE

UNITED STATES

MONTRÉAL, Québec (March 27, 2020) – Falco Resources Ltd. (TSX-V: FPC) ("Falco") and Golden Queen Mining Consolidated Ltd. (NEX: GQM.H, OTCQB: GQMND) ("Golden Queen") are pleased to announce the successful completion of their previously announced arrangement, pursuant to which Falco has acquired all of the issued and outstanding common shares of Golden Queen, which was completed by way of a statutory plan of arrangement under the provisions of the Business Corporations Act (British Columbia) (the "Arrangement").

Under the terms of the Arrangement, each former shareholder of Golden Queen is entitled to receive 1.35 of a common share of Falco (each whole share, a "Falco Share") in exchange for each common share of Golden Queen (each whole share, a "Golden Queen Share") held immediately prior to the effective time of the Arrangement.

Luc Lessard, President and Chief Executive Officer of Falco, stated: “We are very pleased to close this transaction with Golden Queen providing Falco with access to approximately $4.2 million in cash resources.”

In order to receive the consideration in exchange for their Golden Queen Shares, registered shareholders of Golden Queen must complete, sign, date and return the Letter of Transmittal that was mailed to each registered shareholder of Golden Queen. The Letter of Transmittal is also available from the depositary, TSX Trust Company, that can be contacted by telephone at: 1 (866) 600-5869 (North American Toll Free) / 1 (416) 342-1091 (Overseas) or by e-mail at: TMXEInvestorServices@tmx.com.

With the Arrangement now complete, Falco intends to cause the Golden Queen Shares to be delisted from the NEX Board (expected on or about March 31, 2020), and Golden Queen intends to submit an application to the applicable securities regulators to cease to be a reporting issuer and to terminate its public reporting obligations.

Additional information regarding the terms of the Arrangement are set out in the management information circular of Golden Queen dated February 20, 2020 which is available under Golden Queen’s profile at www.sedar.com.

About Falco

Falco Resources Ltd. is one of the largest mineral claim holders in the Province of Québec, with extensive land holdings in the Abitibi Greenstone Belt. Falco owns about approximately 67,000 hectares of land in the Rouyn-Noranda mining camp, which represents 70% of the entire camp and includes 13 former gold and base metal mine sites. Falco’s principal asset is the Horne 5 Project located in the former Horne mine that was operated by Noranda from 1927 to 1976 and produced 11.6 million ounces of gold and 2.5 billion pounds of copper. Osisko Gold Royalties Ltd is the largest shareholder of the Corporation and currently owns 18.3% of the issued and outstanding shares of the Corporation. The Corporation has 226,147,296 shares issued and outstanding.

For further information, please contact:

Luc Lessard President and Chief Executive Officer 514-261-3336 info@falcores.com	Amélie Laliberté Coordinator, Investor Relations 418-455-4775 info@falcores.com

Neither the TSX Venture Exchange nor its Regulation Services Provider (as that term is defined in the policies of the TSX Venture Exchange) accepts responsibility for the adequacy or accuracy of this news release. No stock exchange, securities commission or other regulatory authority has approved or disapproved of the information contained herein.

Cautionary Note Regarding Forward-Looking Information

This news release contains forward-looking statements and forward-looking information (together, “forward-looking statements”) within the meaning of applicable securities laws. All statements, other than statements of historical facts, are forward-looking statements, and subject to risks and uncertainties. Generally, forward-looking statements can be identified by the use of terminology such as “plans”, “seeks”, “expects”, “estimates”, “intends”, “anticipates”, “believes”, “could”, “might”, “likely” or variations of such words, or statements that certain actions, events or results “may”, “will”, “could”, “would”, “might”, “will be taken”, “occur”, “be achieved” or other similar expressions. Forward-looking statements are subject to business and economic factors and uncertainties, and other factors that could cause actual results to differ materially from these forward-looking statements, including those risks and uncertainties set out in Falco’s public documents, including in its most recent management discussion and analysis and annual information form filed on SEDAR at www.sedar.com, and set out in Golden Queen’s public documents, including its most recent management discussion and analysis and annual report filed on SEDAR at www.sedar.com. Furthermore, should one or more of the risks, uncertainties or other factors materialize, or should underlying assumptions prove incorrect, actual results may vary materially from those described in forward-looking statements or information. These risks, uncertainties and other factors include, among others, political, economic, environmental and permitting risks, regulatory restrictions, mining operational and development risks, litigation risks, regulatory restrictions, environmental and permitting restrictions and liabilities, and internal and external approval risks. Although Falco and Golden Queen believe that the assumptions and factors used in preparing the forward-looking statements are reasonable, undue reliance should not be placed on these statements, which only apply as of the date of this news release, and no assurance can be given that such events will occur in the disclosed times frames or at all. Except where required by applicable law, Falco and Golden Queen disclaims any intention or obligation to update or revise any forward-looking statement, whether as a result of new information, future events or otherwise.